Management’s Discussion and Analysis of Financial Statements
for the three and six months ended February 28, 2014

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the three months and six months ended February 28, 2014 (the “Period”). The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Period and the consolidated financial statements and Annual Information Form for the year ended August 31, 2013.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	rare earth and by-product commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2013, and:

•	risks related to the Company’s history of losses, lack of operating history and ability to generate material revenues;
•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Project”) for which known metallurgical processes have not previously been applied;
•	uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;

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•	risks related to the possible existence of rights and interests of aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the Hydrometallurgical Plant and rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare earth minerals and fluctuations in mineral prices;
•	risks related to competition and the actions of competitors;
•	uncertainties relating to the fact that the Company’s mineral resources and minerals reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies; and
•	risks related to fluctuations of currency exchange rates.

Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. This MDA is prepared as of April 9, 2014.

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Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products. The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal: tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing five of its eight mineral resource properties. The Company completed its feasibility study (“FS”) on the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Project”) in April 2013, and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of AANDC in November 2013. Nechalacho is the Company’s most advanced project.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. During the Quarter the Company released its second comprehensive Sustainability Report entitled Align. Optimize. Innovate. (the "2013 Sustainability Report").

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained, especially for the REE where China provides approximately 90% of the world’s primary supply. Policy directives announced by the Chinese government over the past five years have dictated reductions in exports of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea, Germany and the United States.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

For the Years Ended August 31,	2013	2012	2011
	$	$	$
Revenue (Interest)	374,281	1,105,731	605,142
Net Loss before discontinued operations and extraordinary items	11,199,164	11,152,194	8,709,760
Net Loss before discontinued operations and extraordinary items, per share basic and diluted	0.11	0.11	0.09
Net loss	11,199,164	11,152,194	8,709,760
Net loss, per share basic and diluted	0.11	0.11	0.09
Total assets	111,845,946	124,081,323	123,815,949
Total long term liabilities	236,600	103,600	-
Cash dividends	-	-	-

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The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any impairment losses recognized on its mineral properties during the period. The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for the three months ended February 28, 2014 (the “Quarter”) totalled $1,599,447, a 62% decrease over the level of expenditures for the quarter ended February 29, 2013 ($4,179,833). Of these expenditures, 92.4% were incurred on Nechalacho, and 6.4% were incurred on the Company’s Separation Rapids Project. The decreased expenditures are due to the decreased level of activities on Nechalacho following completion of the FS in April 2013.

Resource property expenditures for the six months ended February 28, 2014 (the “Six Month Period”) totalled $4,637,298, a 61% decrease over the level of expenditures for the six months ended February 28, 2013 ($11,893,242). Of these expenditures, 92.5% were incurred on Nechalacho, and 5.0% were incurred on the Company’s Separation Rapids Project. Expenditures on Separation Rapids increased to $234,244 from $4,262 in the prior period, primarily related to metallurgical laboratory testwork and geological compilation work undertaken during the Six Month Period. The decreased expenditures on Nechalacho were mostly related to the decrease in diamond drilling, metallurgical testwork, and feasibility and engineering studies.

No properties were abandoned during the Quarter or Period, but impairment losses related to the expenditures incurred on Warren Township ($5,863) and Spor Mountain ($19,246) during the Six Month Period have been recognized.

Nechalacho Rare Earth Elements Project

The Nechalacho Rare Earth Elements Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property is subject to one underlying 2.5% NSR royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which currently approximates $1.3 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has completed an Accommodation Agreement with the DKFN. Negotiations towards the completion of similar accommodation agreements with the LKDFN and the YKDFN are ongoing with the objective of concluding these agreements in 2014.

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The Accommodation Agreement with the DKFN provides for business and employment opportunities for the DKFN related to the Project in the NWT and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project. The definitive financial structure for the Project in the NWT has not been determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

The general area around the Project is also subject to Aboriginal rights asserted by other Aboriginal groups, including Metis represented by two organizations; the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). The Tłįcho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Project. The Company is negotiating an agreement with the NSMA and has agreed to commence negotiation of an agreement with the TFN in 2014.

During the Period, Avalon has concluded an agreement with the NWTMN (the “Participation Agreement”) which provides for training, employment, and business opportunities for the NWTMN related to the Project and associated facilities in the Northwest Territories. The Participation Agreement also contains measures to mitigate environmental and cultural impacts that may result from the project development.

The Participation Agreement includes the establishment of an implementation committee to continue interactions between Avalon and NWTMN, undertakings by Avalon regarding job training and scholarship participation for NWTMN members, co-ordination between Avalon and NWTMN on employment opportunities for NWTMN members, NWTMN participation in the environmental monitoring for the Project, protection of NWTMN traditional knowledge and culture, annual implementation capacity payments which commence when construction is commenced, and NWTMN undertakings regarding activities in support of the Project.

In conjunction with the Participation Agreement, the Company has issued to the NWTMN 10,000 common shares of the Company, and granted an aggregate of 20,000 non-transferrable common share purchase warrants of the Company. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. The common share purchase warrants will be issued in two equal installments of 10,000 warrants upon the Project meeting certain milestones, will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Subsequent to the Period, the Company announced in its news release dated March 3, 2014 that it has entered into an agreement with Solvay, to have Solvay toll-process the Company’s rare earth concentrate into separated and purified rare earth oxides for an anticipated period of 10 years from the start of deliveries to Solvay’s rare earth refining facility located in La Rochelle, France (the “Refining Agreement”). Commencing December 31, 2014, Solvay will have certain termination rights until project financing is achieved. In addition Solvay has begun to provide Avalon with technical support for the further design optimization, engineering and commissioning of Avalon’s hydrometallurgical processing plant.

Avalon will ship a concentrate to La Rochelle containing 98.5% Rare Earth Oxide (“REO”) and Solvay will return separated oxides of praseodymium (Pr), neodymium (Nd), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), lutetium (Lu) and yttrium (Y) ranging in purity from 99.5% to 99.99%. The Refining Agreement also provides Solvay with the opportunity to purchase selected REO from Avalon. All refined rare earth products not purchased by Solvay will be sold by Avalon and delivered directly from the La Rochelle plant.

Avalon is continuing its feasibility study optimization work and will now integrate the Solvay Refining Agreement into the project development model. The decision to use Solvay’s facilities to refine the Company’s mixed rare earth concentrate makes the property optioned in Geismar, Louisiana for a Refinery, potentially available as an alternative location for the hydrometallurgical facility, originally contemplated for Pine Point, NWT.

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Avalon’s next steps are primarily focused on producing an updated technical report incorporating the results of all the recent optimization work. Other goals for 2014 include completing land use permit and water license applications, carrying out additional pilot plant trials of the new hydrometallurgical plant flowsheet needed to finalize detailed plant designs and engineering, securing commitments on off-take and arranging project financing.

The key factors going forward influencing the timely execution of the Project are: securing a strategic or financial partner, securing sufficient binding agreements for offtake to support project financing, the availability of equity and debt financing at a reasonable cost and receipt of all requisite construction permits.

Expenditures during the Quarter totalled $1,478,288. Of this, approximately 23% was spent on feasibility and engineering optimization studies, 39% on metallurgical testwork, 19% on drilling and geological work in support of the drilling program, 13% on environmental studies and permitting work, with the balance funding community consultation work.

Unless otherwise noted, the technical information on the Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Interim COO, Mr. David Marsh, FAusIMM (CP), who is a Qualified Person under National Instrument 43-101 (“NI 43-101”).

Metallurgical Process Optimization Work

The combined test results of the updated flowsheets for both the Concentrator and Hydrometallurgical Plants indicate that the overall recoveries of heavy rare earth elements (“HREE”) to the Refinery feed would now be in excess of 80% compared to approximately 42% in the FS.

Although preliminary estimates of the capital and operating costs associated with these new processes are higher than those contained in the FS, it is anticipated that the increased revenues from the additional HREE production will still yield an overall improvement of project economics.

Process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant are still being reworked along with revisions to the Mine Plan and continued work on the site selection for the Hydrometallurgical Plant. The results of this work will be used to produce an updated technical report in mid calendar 2014.

Concentrator

Laboratory testwork and a pilot plant trial of an updated Concentrator flowsheet have now been completed at SGS Minerals Services (“SGS”). This work has confirmed an overall improvement in REE flotation recoveries to approximately 89% (compared to approximately 78% in the FS) using a simpler and easier to operate flowsheet.

These results were achieved using a flowsheet without de-sliming ahead of flotation, with no gravity enrichment of final concentrate and with zero recycling of tailings from the four stages of cleaner flotation; all of which will reduce capital requirements and result in a simpler plant to operate. The principal change has been the introduction of a superior reagent suite together with an increase in the flotation mass pull from 18.0% to 21.4%. A trade-off study of the optimal mass pull for the Concentrator is still underway.

The process design criteria and the Concentrator plant design were updated as test results became available. This exercise has also incorporated more energy-efficient crushing and grinding circuits in which the crushing has been reduced from a three stage circuit to a single stage and semi-autogenous grinding or “SAG” plus Vertical mills have replaced the original Rod/Ball mill configuration.

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Environmental testing of the new tailings composition from the modified reagent suite has indicated no negative impacts on environmental performance. The simplified flowsheet is anticipated to improve environmental performance through reduced energy use, reduced carbon dioxide emissions and improvements in water treatment efficiencies.

Hydrometallurgical Plant

The flowsheet optimization work for the Hydrometallurgical Plant has resulted in the development of an alkali cracking process to replace the sulphuric acid baking used to treat the flotation concentrate in the FS. Although optimization of this flowsheet continues, a pilot plant of the updated flowsheet was successfully completed at SGS.

The sulphuric acid baking process utilized in the FS resulted in approximately 47% of the HREE contained in the flotation concentrate (as well as the niobium and tantalum) remaining trapped in the Enriched Zirconium Concentrate (“EZC”) specialty by-product. The alkali cracking process successfully alters (or “cracks”) the zircon in the flotation concentrate which enables the contained HREE (and most of the zirconium) to be released into solution. Total HREE recoveries reporting to the Refinery are now expected to be in excess of 90% of the HREE in the flotation concentrate, as opposed to the approximately 52% recovery contemplated in the FS. In addition, the alkali cracking process allows for the recovery of zirconium as zirconium basic sulphate (“ZBS”), a product which, unlike EZC, already has established markets. Waste products produced from this new process are expected to be similar in nature to the previous process, and no changes to environmental performance are anticipated.

Light rare earth element (“LREE”) leach recoveries are also generally improved with the new flowsheet (with the exception of cerium which becomes oxidised during the cracking process, making it less amenable to the acid leaching). The new processes do not result in any changes to environmental performance or waste stream quality.

Continuing work is focused on the following areas:

•	The early removal of lanthanum and cerium (two of the highest volume and lowest value oxides) which could greatly reduce the volume of the mixed rare earth precipitate to be transported to the Refinery,
•	Upgrading the recovery process of niobium and tantalum to create separate salable products. Testwork is underway in Germany investigating various options for recovering these two metals’
•	The recovery and recycling of hydrochloric acid. By recycling this acid it is expected that significant savings in operating costs can be achieved with the concurrent environmental benefits of less acid transport risk and lower waste production. Three potential alternative technologies are being investigated by different technical consultants.
•	Maximising the purity of the ZBS product.
•	Overall optimisation of the hydrometallurgical flowsheet with technical input from Solvay (provided as part of the Refining Agreement).
•	Opportunities to reduce emissions of carbon dioxide to reduce the greenhouse gas footprint and aid in permitting.

It is intended that on completion of the current testwork program (Q2 of calendar 2014) a further integrated pilot plant campaign will be conducted to fully evaluate process performance particularly with the incorporation of the acid recovery circuit(s) and associated recycle streams. This plant will include most unit operations from crushing of ore right through to the generation of a mixed rare earth precipitate (within the specifications for toll treatment by Solvay).

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Mine Plan Optimization

A review of the Mine Plan used in the FS has also been carried out to determine the most appropriate mining method to be used and to optimize the grade of the ore recovered. Particular consideration was given to the mining cost, the undulating floor of the Basal Zone, the changing Basal Zone thickness, and the need to be able to maintain a relatively constant grade of the feed to the Concentrator. A hybrid mining method consisting of “drift and fill” primary stopes, and “up-hole” bulk mining (uppers for the secondary stopes) was selected.

A four-hole 2013 summer drilling program was completed at the Project site with the objective of better defining high grade mineralization previously intersected by wide-spaced drill holes close to the proposed location of the access ramp. This high grade ore would be accessible early in mine development and potentially available for use as direct shipping ore for Hydrometallurgical Plant commissioning.

The program successfully confirmed the presence of high grade ore near the proposed access ramp location, with one hole intersecting 12.1 metres averaging an impressive 2.82% TREO and 29.9% HREO/TREO in the lower part of the Basal Zone. These results do not materially affect the current overall resource estimate reported in the Company’s Annual Information Form for the year ended August 31, 2013.

Geological modelling of the resource continues and a new resource model will be incorporated into a revised mine plan and included in the updated technical report to be completed in 2014. The Qualified Person for the resource information in this section is William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration. Dr. Mercer is also providing overall direction on the drilling and monitoring of the QA/QC on the laboratory analyses. A detailed summary of the results of the 2013 summer drilling program is available on the Company web site at www.avalonraremetals.com/_resources/nechalacho/2013_Summer_Drilling_Results.pdf.

As of February 24, 2014, a drilling crew was mobilized to the Nechalacho site for a winter drill program with two objectives: 1) to start to acquire a further five tonnes of Basal Zone sample for hydrometallurgical pilot plant trials and 2) to better define Basal Zone geometry and increase Measured Mineral resources in the areas selected for mining in the early years of production.

Rare Earth Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan with the overall objective of building relationships with strategic customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology. Most potential strategic partners and technology partners are seeking off-take agreements in return for their financial or technological contribution.

The Solvay Refining Agreement described above provides the Company with a technical partner with a reputation for reliable delivery of high quality rare earth products as well as a potential customer. Further, the Solvay Refining Agreement mitigates a perceived risk among customers about the Company’s ability to meet customer expectations on product quality and delivery schedules for refined and purified rare earth oxides.

Active discussions continue with a number of other potential strategic partners and consumers about off-take commitments, some of whom have signed MOUs. Despite the lower rare earth oxide prices experienced in late 2012 and in 2013, many consumers remained concerned about future availability of heavy rare earths and would like to see a rare earth supply chain for heavy rare earths established outside China. Notwithstanding the recently announced ruling against China’s rare earth export policy from the World Trade Organization, Avalon believes that heavy rare earth supplies are likely to remain constrained until new supply sources (such as Nechalacho) outside China come into production.

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Avalon believes its strong sustainability program and performance positions it as a favoured customer for non-Chinese strategic and technological partners and customers, especially in the green technology business.

Environmental Assessment Process, Health and Safety, Permitting

On November 4, 2013, the Report of EA was approved by the Minister of AANDC. Initial work on advancing plans to implement the measures identified in the Report of EA has included engagement with our Aboriginal partners and regulators. Avalon does not anticipate that these steps will cause any delays to its present construction schedule.

During the Quarter, the Company submitted applications to secure the necessary Land Use Permits and Water Licenses for the Nechalacho site of the Project from the Mackenzie Valley Land and Water Board. Avalon continues to work with the regulators, aboriginal governments/organizations in a two phase permitting process that is anticipated to permit preliminary site preparation activities later this year, with full operating permits early in the next fiscal year. A Nechalacho site inspection was conducted by the Land Use Inspector on March 27, 2014 and in the report dated March 31, 2014, he declared that he was “very pleased with the manner in which the permittee continues to conduct this land use operation and no major concerns were noted”.

The Company has placed a high priority on its performance with respect to health and safety at the Project site. The Company’s safety performance remained strong during the Quarter, and including this Quarter has been lost time accident free for over a year. Avalon had only one medical aid accident in fiscal 2013. This improvement is attributed to additional safety training and an emphasis on preventative measures such as near-miss reporting, improved housekeeping, risk assessments, regular and more frequent inspections, emergency drills, and both weekly and daily safety meetings.

The Company has held discussions with the Louisiana Department of Environmental Quality to identify permitting requirements for the REE Refinery proposed to be located in Geismar, Louisiana. Initial indications are that while the process is rigorous, timelines for receiving permits are more predictable than in the Northwest Territories. The Company started the permitting process in late 2012, and to date has drafted a Phase 1 Environmental Assessment that included wetland and archeological studies. Based on the FS design, no impediments to permitting have been identified.

The Company’s initial purchase option on the land parcel in Geismar has expired unexercised, and the Company has entered into a new purchase option on an adjacent land parcel. The new purchase option will expire on June 15, 2014, which can be extended to December 14, 2014 by making a payment of US$75,000 to the land owner. The Company is updating its permitting plan for the new land parcel under option, but based on discussions with the permitting consultant with respect to this site and process modifications under consideration, the change in the land parcel is not expected to impact the overall Project permitting schedule.

Project Schedule - Risks and Mitigations

The start date for beginning construction work remains uncertain due to the present challenging market conditions for raising project financing. Consequently, pre-construction development work for the Nechalacho Mine and Concentrator at Thor Lake, originally scheduled to commence in 2013 has been delayed until at least the summer of 2014 and is unlikely to proceed without new financing being arranged. The current construction schedule is anticipated to be 36 to 42 months.

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In addition, initial revised cost estimates resulting from the metallurgical process optimization indicate an increase in overall capital and operating costs for the Project compared to those contained in the FS. While it is anticipated that the increased revenues resulting from the new processes will still yield an overall improvement in project economics, increased capital costs will be a further challenge for project financing.

With construction work at the site not scheduled to commence until at least mid-2014, the Company focused on completing the environmental assessment process, and commencing work on the necessary land use permits as well as continuing to negotiate partnership agreements with local Aboriginal groups. Timing on securing off-take agreements and Project financing remain the most significant risk factors impacting the project schedule in the current depressed global economic environment. Efforts to identify strategic partners and other sources of project capital are ongoing.

To help manage technical risk the Company has developed and implemented a formal risk management program developed to assess business, construction and operating risks. The Company also maintains an independent Technical Advisory Committee (“TAC”) that meets quarterly to review progress on technical work related to Nechalacho Project and provide advice to senior management.

Separation Rapids Lithium-Tantalum Project

During the Quarter the Company incurred $101,739 (2013 - $2,339) in expenditures on the Separation Rapids Lithium-Tantalum Project, in the Paterson Lake area of Ontario. Approximately 77% was spent on metallurgical laboratory testwork, 22% on geological compilation work to convert historical resource data into the Company’s current geological data information system, with the balance spent on property management and maintenance.

Flotation testwork conducted in 2013 could not replicate previous petalite concentrate grade and recoveries, so the Company has engaged a new industrial minerals processing consultant with experience in lithium mineral products for the glass and ceramics industry. Their investigations will firstly focus on separating two major textural ore types (course grained and fine grained) then will focus on process options for enrichment of the course grained ore. The Optical sorting of the ore into coarse and fine grained fractions has been successfully completed and success has also been achieved with both flotation and magnetic separation for the removal of iron and iron bearing micas. A clean petalite concentrate assaying >4.1% Li2O and less than 0.01% Fe2O3 has already been produced and work is now focused on optimising these unit operations plus the use of flotation to produce a saleable feldspar by-product.

Micon International was engaged as technical consultants to produce a capital cost estimate to build a 110 tonnes per day demonstration plant in Kenora based on the historic flotation circuit. This work is on hold until the current test program is completed.

Several potential customers have shown interest in the Separation Rapids petalite product. Avalon is keeping each of these interested potential customers up to date on process test work results.

East Kemptville Tin-Indium Project

The Company incurred $19,605 (2013 - $5,612) in expenditures during the Quarter on the East Kemptville Tin-Indium Project in Yarmouth County, Nova Scotia, primarily related to ongoing discussions with provincial government officials and the surface rights land owner to arrange access to the site to carry out planned fieldwork once access has been secured.

In May 2013, the Company made a request to the Minister of Natural Resources of Nova Scotia for an order under Section 100 of the Nova Scotia Mineral Resources Act (the “Act”) to grant the Company a surface rights permit to pass over, enter upon, and work such lands as are relevant to the East Kemptville Special Licence (the “Special Licence”) to conduct the work program outlined by Avalon (the “Request”). Negotiations involving government officials, the holder of the surface rights and the Company to resolve the access issue continued during the Quarter.

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Significant progress toward resolving the access issue was made subsequent to the end of the Quarter. Plans to carry out the confirmation drilling program on the historic East Kemptville tin resource are presently being made with the objective of completing this work and a NI43-101 compliant Preliminary Economic Assessment by the end of August, 2014. The preliminary budget for this work is $500,000.

The Special Licence stipulates expenditures of approximately $1,500,000 be made by November 1, 2014. Additional work contemplated for later in 2014 includes metallurgical process testwork and development of a comprehensive environmental management plan.

Other Projects

The Company did not complete any significant work on any of its other projects during the Quarter.

Corporate Social Responsibility (“CSR”)

During the Quarter, the Company released its second comprehensive Sustainability Report entitled Align. Optimize. Innovate. (the “2013 Sustainability Report”). The full 60 page report is available for download on the Company’s website at:

http://www.avalonraremetals.com/_resources/sustainability/Avalon-Sustainability-Report-2013-FINAL-web.pdf

A summary of this report is available for download on the Company’s website at:

http://www.avalonraremetals.com/_resources/sustainability/2013_AVL_Sustainability_Summary.pdf

The 2013 Sustainability Report was prepared within the framework of the Global Reporting Initiative ("GRI") Version 3.1 and self-assessed at Level C. Avalon has reported on 43 GRI indicators, including Mining and Metals Sector Supplement indicators, in the following categories: six Economic indicators, nineteen Environmental indicators, eight Labour indicators, seven Human Rights indicators, and three Society indicators.

The 2013 Report also incorporates a self-assessment of 2012-2013 performance and sets targets for 2014 against the applicable Mining Association of Canada's 'Toward Sustainable Mining' indicators. The Company’s sustainability reporting period has now been aligned with its fiscal year ended August 31.

In addition to the safety performance improvements and Minister of AANDC approval for the Nechalacho project, the report highlights many other positive accomplishments such as the risk management program, management system development and environmental leadership in the development of REE effluent standards to name a few. The report incorporates Avalon’s updated Vision, Mission and Values that form the foundation and strength of the company as we move forward. Future targets include further development of environment, health and safety and human resource management systems, ongoing improvement in safety performance, and ongoing engagement with our Aboriginal partners during the permitting process. Avalon is committed to signing a Socio-Economic agreement with the Government of the Northwest Territories in 2014, and will continue to negotiate and implement Accommodation Agreements with our Aboriginal partners.

To provide independent advice as to the efficacy of the Company’s Corporate Social Responsibility work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets regularly to review all of the Company’s sustainability-oriented work related to Nechalacho. Mr. Phil Fontaine, former National Chief of the Assembly of First Nations and a member of Avalon’s Board of Directors, acts as the Committee Chair. The SAC met once during the Quarter.

Avalon Rare Metals Inc.	Page 11 of 22

Administration and Other

Corporate and Administrative expenses totalled $1,419,768 during the Quarter, a 17% decrease over the amount incurred during the comparative quarter in fiscal 2013 ($1,700,951). This decrease reflects the Company’s continuing effort in controlling its overhead costs. The main areas of decreased operating expenses for the Quarter were financial advisory fees and expenses, filing and transfer fees, marketing and sales expenses.

Financial advisory fees and expenses totalled $45,000 for the Quarter compared to $146,406 for the same quarter in fiscal 2013. This decrease related to a decreased amount of work with respect to financing initiatives related to the Project provided by third party consultants.

Filing and transfer fees decreased by 35% to $115,422 during the Quarter compared to the same quarter in fiscal 2013. This decrease was primarily related to the cost savings for printing and mailing of meeting materials for the Company’s annual general shareholders’ meeting “AGM”. The Company adopted the Notice and Access option and used the internet to provide meeting materials to its shareholders for the 2014 AGM.

Marketing and sales related expenses decreased by $59,245 (48%) during the Quarter compared to the same quarter in fiscal 2013, which primarily related to decrease in fees paid to consultants in assisting the Company in sales and market development and government relations resulting from a higher portion of the work being done in house.

Expenditures on public and investor relations decreased by $33,997 (25%) compared to the same quarter in fiscal 2013. The decrease is primarily related to the reduced number of retail investment conferences participated in by the Company. Investor interest in the resource sector remains low, reducing the effectiveness for proactive investor relations programs.

Share based compensation earned during the Quarter totalled $364,708 compared to $698,818 for the same quarter in fiscal 2013. This decrease is primarily related to the decrease in the estimated average fair values of the options and the total number of options earned during the Quarter compared to the same quarter in fiscal 2013.

Lower cash balances resulted in interest income decreasing to $22,581 for the Quarter compared to $107,308 for the comparative quarter in fiscal 2013.

For the Six Month Period, corporate and administrative expenses totalled $3,111,279 compared to $3,284,803 for the comparable period in fiscal 2013. The main areas of increased operating expenses for the Six Month Period were transfer and filings and salaries and benefits, which were partly offset by the decrease in financial advisory fees and expenses and directors fees and expenses.

Filing and transfer fees increased by 67% to $406,729 during the Six Month Period compared to the same period in fiscal 2013. This increase was primarily related to costs incurred for the shelf prospectus which was filed on September 12, 2013.

Salaries and benefits for the Six Month Period increased by approximately 6% to $1,328,540, compared to the same period in fiscal 2013. The increase in salary and benefits was primarily related to severance payments paid to certain employees laid off during the Quarter, which were partly offset by the decrease in regular salaries and benefits due to the reduced number of employees on payroll.

Stock-based compensation decreased to $700,042 from $1,744,978 during the Six Month Period compared to the same period in fiscal 2013. This decrease is primarily related to the decrease in the estimated fair values of the options and the total number of options earned during the Six Month Period compared to the same period in fiscal 2013.

Avalon Rare Metals Inc.	Page 12 of 22

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company.

Fiscal Year	2014		2013				2012
For the Quarters Ended	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31
	$	$	$	$	$	$	$	$
Revenue (Interest)	22,581	27,993	44,088	61,125	107,308	161,760	218,383	258,943
Net Loss before discontinued operations and extraordinary items	1,813,324	2,249,813	4,778,621	1,531,783	2,360,231	2,528,529	2,050,042	2,813,448
Net Loss before discontinued operations and extraordinary items, per share, basic and diluted	0.02	0.02	0.05	0.02	0.02	0.02	0.02	0.03
Net loss	1,813,324	2,249,813	4,778,621	1,531,783	2,360,231	2,528,529	2,050,042	2,813,448
Net loss, per share, basic and diluted	0.02	0.02	0.05	0.02	0.02	0.02	0.02	0.03

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned and the impairment losses recognized on resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2017 at the earliest.

As at February 28, 2014, the Company had working capital of $5,169,389 and cash and cash equivalents on hand of $5,490,977. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.45%. As at August 31, 2013, the Company had working capital of $8,989,684 and cash and cash equivalents on hand of $10,313,798.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $600,000 per month. The Company’s current anticipated resource property expenditures for fiscal year 2014 are budgeted at approximately $8.6 million (of which approximately $4.6 million was incurred during the Six Month Period), with approximately $8.1 million of these expenditures being allocated to Nechalacho (of which approximately $4.3 million was incurred during the Six Month Period), primarily to complete the project optimization work and ongoing permitting work.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until at least May, 2014. This does not factor any future receipts from the equity financing programs described below.

Avalon Rare Metals Inc.	Page 13 of 22

During the Period the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement. Each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing, but the Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

To date the Company has raised US$1,823,213 in gross proceeds by the issuance of 2,569,216 shares through the at-the-market program.

During the Period the Company also entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of its common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 Shares at a price of US$0.64 per share for aggregate gross proceeds of US$2,800,000 (the "Initial Purchase"). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 85,729 common shares were issued in conjunction with the Initial Purchase).

The Company has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on the Company's future financing activities. Avalon may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common shares.

The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement. Each prospectus supplement is limited to not more than 10% of the market value of the Company at the end of the month prior to filing, but the Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

To date the Company has raised US$2,919,340 in gross proceeds by the issuance of 4,575,000 shares through the Purchase Agreement.

The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of the Nechalacho Project may need to be deferred with a corresponding deferral in the targeted production start date for the Project.

Avalon Rare Metals Inc.	Page 14 of 22

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998, annual claim renewal costs of approximately US$19,000 related to the mining claims at Spor Mountain and Apex, and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327.

Under the terms of the new Special Licence for the East Kemptville Tin-Indium Project, the Company has optional obligations to incur approximately $1.5 million in exploration expenditures by November 1, 2014, in order to maintain the Special Licence.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has three operating leases for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2014	$120,923
2015	$347,104
2016	$312,091
2017	$100,496

Off Balance Sheet Arrangements

As at February 28, 2014, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

There had been no material trading transactions with related parties during the six months ended February 28, 2014 and 2013.

b)	Compensation of key management

The remuneration of directors and other members of the Company’s senior management team during the three and six months ended February 28, 2014 and 2013 were as follows:

	Three Months Ended		Six Months Ended
	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013

Salaries, benefits and directors’ fees	$765,185	$805,791	$1,408,619	$1,592,882
Share based compensation(1)	317,178	705,128	615,564	1,699,469

	$1,082,363	$1,510,919	$2,024,183	$3,292,351

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Avalon Rare Metals Inc.	Page 15 of 22

Subsequent Events

Subsequent to the Period, the Company;

a)	issued 761,146 common shares for gross proceeds of $608,633 (US$550,197) and paid cash commissions totaling $18,259 (US$16,506) pursuant to the Sales Agreement;

b)	issued 200,000 common shares for proceeds of $131,692 (US$119,340) and issued 3,654 common shares as compensation pursuant to the Purchase Agreement;

c)	issued 350,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $252,500;

d)	granted an aggregate of 895,000 stock options with a weighted average exercise price of $0.81 per share to certain employees, directors and officers of the Company. The weighted average contract life of these options was 5.0 years; and

e)	had 50,000 stock options with the exercise price of $0.75 per share expired unexercised.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustment include the following:

Recoverability of Exploration and Evaluation Assets, Mineral Properties and Property Plant and Equipment

The Company assesses all exploration and evaluation assets, mine development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Avalon Rare Metals Inc.	Page 16 of 22

Determination of mineral reserve and mineral resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair value of share based payments

The Company follows accounting guidelines in determining the fair value of share based payments. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or compensation warrants could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable.

Site closure and reclamation provision

The Company’s accounting policy for the recognition of site closure and reclamation obligations requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed.

Changes in Accounting Policies Including Initial Adoption

The new accounting standards adopted during the Period and their impacts on the Company’s consolidated interim financial statements are as follows:

a)	IFRS 10, Consolidated Financial Statements

The International Accounting Standards Board (“IASB”) issued a new standard, IFRS 10, Consolidated Financial Statements (“IFRS 10”), which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 establishes control as the basis for consolidation and defines the principle of control. An investor controls an investee if the investor has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 was issued as part of the IASB's broader project on interests in all types of entities. This project also resulted in the issuance of additional standards as described below. IFRS 10 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 10 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 17 of 22

b)	IFRS 11, Joint Arrangements

The IASB issued a new standard, IFRS 11, Joint Arrangements (“IFRS 11”), which establishes the principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC Interpretation 13, Jointly Controlled Entities – Non Monetary Contributions by Venturers. The standard defines a joint arrangement as an arrangement where two or more parties have joint control, with joint control being defined as the contractually agreed sharing of control where decisions about relevant activities require unanimous consent of the parties sharing control. The standard classifies joint arrangements as either joint operations or joint investments and the classification determines the accounting treatment. IFRS 11 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 11 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

c)	IFRS 12, Disclosure of Interests in Other Entities

The IASB issued a new standard, IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which integrates and provides consistent disclosure requirements for all interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 12 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

d)	IFRS 13, Fair Value Measurement

The IASB issued a new standard, IFRS 13, Fair Value Measurement (“IFRS 13”), which provides a standard definition of fair value, sets out a framework for measuring fair value and provides for specific disclosures about fair value measurements. IFRS 13 applies to all International Financial Reporting Standards that require or permit fair value measurements or disclosures. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The Company determined that there is no impact of IFRS 13 on its condensed consolidated interim results of operations, financial position and disclosures.

e)	IAS 27, Separate Financial Statements

The IASB issued a revised standard, IAS 27, Separate Financial Statements (“IAS 27”), which contains the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate (non-consolidated) financial statements. IAS 27 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IAS 27 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

f)	IAS 28, Investments in Associates and Joint Ventures

The IASB issued a revised standard, IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IAS 28 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 18 of 22

g)	IAS 19, Employee Benefits

The IASB issued a revised standard, IAS 19, Employee Benefits (“IAS 19”), which prescribes the accounting requirements for employee benefits and establishes the principle that the cost of providing employee benefits should be recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable. IAS 19 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IAS 19 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

h)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The IASB issued a new standard, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), which prescribes the accounting for the costs of stripping activity in accordance with the principles of IAS 2, Inventories to the extent that the benefit from the stripping activity is realized in the form of inventory produced. A stripping activity asset is initially measured at cost and subsequently carried at cost or its revalued amount less depreciation or amortization and impairment losses. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRIC 20 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Recent Accounting Pronouncements

At the date of this MDA, there are no new or revised accountings standards that have not been adopted by the Company.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of February 28, 2014 . Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

Avalon Rare Metals Inc.	Page 19 of 22

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at February 28, 2014.

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (COSO framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at February 28, 2014. No material weaknesses were identified by management during this evaluation.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at February 28, 2014, the Company had 110,994,306 common shares issued and outstanding. Subsequent to the end of the Period, 761,146 common shares were issued pursuant to the Sales Agreement, 203,654 common shares were issued pursuant to the Purchase Agreement and 350,000 common shares were issued pursuant to the exercise of stock options (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 112,309,106 common shares outstanding.

b)	Options

As at February 28, 2014, the Company had an aggregate of 8,665,250 incentive stock options outstanding with a weighted average exercise price of $2.42 (of which 5,480,250 were vested and 3,185,000 were unvested). Subsequent to the end of the Period, 895,000 options were granted, 350,000 options were exercised and 50,000 options expired (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 9,160,250 incentive stock options with a weighted average exercise price of $2.34 outstanding.

c)	Warrants

As at February 28, 2014, and the date of this MDA, the Company has 20,000 common share purchase warrants with an average exercise price of $1.12 outstanding.

Avalon Rare Metals Inc.	Page 20 of 22

The Company is also committed to issue 30,000 common share purchase warrants to the DKFN, in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date of the Accommodation Agreement (July 31), and 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Avalon Rare Metals Inc.	Page 21 of 22

Certain United States Tax Disclosure

In any year in which the Company is classified as a “passive foreign investment company” (a “PFIC”), a U.S. holder of our securities (a “U.S. Holder”) will be required to file an annual report with the Internal Revenue Service (the “IRS”) containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares, and Warrants. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income. Treasury Regulations provide, subject to the election described below, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a “qualifying electing fund” election (a “QEF Election”) will be required to recalculate its basis in the common shares excluding QEF basis adjustments. Alternatively, a U.S. Holder may make an election for its first taxable year beginning after December 31, 2013, which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions, and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares and Warrants

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